UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June, 2024

Commission File Number: 001-40286

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Arrival

(Translation of registrant’s name into English)

60A, rue des Bruyères

L-1274 Howald,

Grand Duchy of Luxembourg

+352 26845062

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

GENERAL

On June 10, 2024, Arrival SA (“Company”) announced that the Company filed on May 16, 2024, a bankruptcy petition with the Tribunal d’Arrondissement de et à Luxembourg of Luxembourg (“Court”), and on May 22, 2024, the Court rendered a judgment whereby the Company is declared bankrupt. As of May 22, 2024, the Company’s board of directors no longer manages the Company’s affairs and Mr. Philippe Thiebaud was appointed by the Court as bankruptcy trustee of the Company, in accordance with Luxembourg law. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release titled “Arrival Announces Filing of Insolvency”, dated June 10, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By: /s/ Philippe Thiebaud
Name: Philippe Thiebaud
Title: Administrator

Dated: June 10, 2024

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